Filed by Baker Hughes Incorporated
Pursuant to Rule 425 of the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended
Subject Company: BJ Services Company
Commission File No: 001-10570

In connection with the proposed merger, on October 14, 2009, Baker Hughes Incorporated (“Baker Hughes”) filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services Company (“BJ Services”) that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600. The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
Except for the historical information set forth in this document, the matters discussed in this document are forward-looking statements that involve certain assumptions and known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the SEC, which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.

October 26, 2009
Welcome
As mentioned in our inaugural communication, the Integration Program Office (IPO) is committed to providing you with updates as new developments are available. Richard Godfrey, BJ Director of Global QHSE and Trade Compliance, is an important new IPO team member. Richard will serve as liaison between BJS and the IPO, fulfilling the same role that Don Prejean serves for BHI.
Integration Task Force Teams
Several other new members have joined the task force groups in the past two weeks.
•	Scott Biar, BJS Controller, was appointed to lead the BJS finance task force. He will join his BHI counterpart, Louis Coale, who was announced in the last issue.

•	The HSE task force will be led by Rick White, BHI Global Director of Health and Safety, and Jake Graf, BJS Global HSE Manager.
Integration task force teams are charged with ensuring that certain requirements are met on day one of the completed merger. Support functions that require longer periods of time for planning and implementation purposes are being managed by the various task forces in advance of others. For instance, ensuring effective payrolls, financial reporting, network connectivity, and safety and security preparations will be among the initial items necessary on day one. As a result, the finance, information technology, HSE, and human resources task force teams are being organized first.
Additional task force teams dedicated to the integration will be chartered as timing is appropriate for each function. Specific timelines and resource requirements will be determined by each of the teams and approved by the IPO.
The IPO is also working with external consultants, whose experience with mergers and acquisitions in our industry brings additional value to the integration approach by facilitating discussions on project management, timeline management and communications.
Regulatory Update
Managing the integration effort in compliance with various regulatory agencies of both U.S. and foreign governments is a key part of the overall integration project plan. Both companies received a request from the Antitrust Division of the U.S. Department of Justice (DOJ) to provide additional information. The request, often referred to as a second request, is common in mergers of this magnitude, and gives both companies the opportunity to answer and clarify questions to assist the U.S. government in understanding the two companies’ businesses. Several departments within both companies are actively working with legal counsel to respond to the second request. We will respond to all inquiries as quickly as possible.

Meetings to Date
Since the beginning of October, in addition to developing the task force teams mentioned above, several informational meetings have taken place.
•	October 5: BJ Services’ oilfield services executives (listed below) presented to members of the IPO. This meeting gave BHI members of the IPO the opportunity to learn more about these key BJS product lines.
•	Bob Jones—VP, Tool Services

•	Channon Ollre—VP, Completion Fluids

•	David Walker—Interim Division Manager, Completion Tools

•	Fred Toney—VP, Chemical Services

•	Kenny Watt—VP, Tubular Services

•	Lindsay Link—VP, Process and Pipeline Services

•	Randy Wallizer—Division Manager, Perforating Systems
•	October 8: BJS sales and marketing leadership (listed below) met with the IPO, providing an overview of the BJS sales and marketing organization and philosophy.
•	Kelly Price—VP, Global Sales and Marketing

•	Bruce Bricco—Marketing Director

•	Jeff Stocker—VP, East Division Sales

•	Paul Sheppard—VP, West Division Sales
•	A third meeting will be held soon, to allow the groups at the BJS Technology and Operations Support Center in Tomball to present their structure and technology strengths to the IPO.
All meetings have been pre-approved by the IPO and the Integration Steering Committee. Legal counsel attended each meeting. No business, personnel or intellectual property specifics were discussed, as it remains inappropriate at this stage of the integration to discuss anything of a proprietary nature.
For Additional Information
Again, we hope you find this update useful. Please feel free to submit questions to your respective HR department. All communications regarding the integration will be made available on the transition website, www.premieroilservices.com. Questions and answers from both companies’ employees will be posted next week.
Let’s continue to stay focused, work safely and deliver results!

Andy O’ Donnell	Dave Dunlap

Forward-Looking Statements
Information set forth in this document (and all oral statements made regarding the subjects of this document) contain “forward-looking statements” (as defined in Section 21E of the Securities Exchange Act of 1934, as amended), which reflect Baker Hughes’ and BJ Services’ expectations regarding future events. The forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those contained in the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the business combination transaction involving Baker Hughes and BJ Services, including expected future financial and operating results, anticipated accretion to Baker Hughes’ earnings per share arising from the transaction, the expected amount and timing of cost savings and operating synergies, whether and when the transactions contemplated by the merger agreement will be consummated, the new combined company’s plans and other expectations, objectives, intentions and other statements that are not historical facts.
The following additional factors, among others, could cause actual results to differ from those set forth in the forward-looking statements: the ability to obtain regulatory approvals for the transaction and the approval of the merger agreement by the stockholders of both parties; the risk that the cost savings and any other synergies from the transaction may not be realized or take longer to realize than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; continuation or deterioration of current market conditions; the outcome of pending litigation; future regulatory or legislative actions that could adversely affect the companies; and the business plans of the customers of the respective parties. Additional factors that may affect future results are contained in Baker Hughes’ and BJ Services’ filings with the Securities and Exchange Commission (“SEC”), which are available at the SEC’s web site at www.sec.gov. Except as required by law, neither Baker Hughes nor BJ Services intends to update or revise statements contained in these materials based on new information, future events or otherwise.
Additional Information and Where to Find It
On October 14, 2009, Baker Hughes filed with the SEC a Registration Statement on Form S-4, which includes a joint proxy statement of Baker Hughes and BJ Services that also constitutes a prospectus of Baker Hughes regarding the proposed transaction. INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND BJ SERVICES ARE URGED TO CAREFULLY READ THE REGISTRATION STATEMENT FILED WITH THE SEC AND THE DEFINITIVE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER MATERIALS FILED OR TO BE FILED WITH THE SEC REGARDING THE PROPOSED TRANSACTION WHEN THEY BECOME AVAILABLE, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION REGARDING BAKER HUGHES, BJ SERVICES AND THE PROPOSED TRANSACTION. A definitive joint proxy statement/prospectus will be sent to security holders of Baker Hughes and BJ Services seeking their approval of the proposed transaction. Investors and security holders may obtain a free copy of the proxy statement/prospectus and other documents filed by Baker Hughes and BJ Services with the SEC at the SEC’s web site at www.sec.gov.
The joint proxy statement/prospectus and such other documents (relating to Baker Hughes) may also be obtained from Baker Hughes for free from Baker Hughes’ web site at www.bakerhughes.com/investor or by directing a request to: Baker Hughes Incorporated, 2929 Allen Parkway, Suite 2100, Houston, TX 77019, Attention: Corporate Secretary, or by phone at (713) 439-8600.
The joint proxy statement/prospectus and such other documents (relating to BJ Services) may also be obtained from BJ Services for free from BJ Services’ web site at www.bjservices.com or by directing a request to: BJ Services Company, P.O. Box 4442, Houston, Texas 77210-4442, Attention: Investor Relations, or by phone at (713) 462-4239.
Participants in the Solicitation
Baker Hughes, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from Baker Hughes’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.
BJ Services, its directors, executive officers and certain members of management and employees may be considered “participants in the solicitation” of proxies from BJ Services’ stockholders in connection with the proposed transaction. Information regarding such persons and a description of their interests in the proposed transaction are contained in the joint proxy statement/prospectus filed with the SEC.